Exhibit 99.1

NEWS RELEASE

International Game Technology PLC Announces Agreement to Acquire iSoftBet

IGT PlayDigital content library will more than double to approximately 225 proprietary games

Will Provide IGT PlayDigital with advanced third-party game aggregation platform

LONDON – April 11, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced that it has entered into a definitive agreement to acquire iSoftBet, a leading igaming content provider and third-party game aggregator, for approximately €160 million in cash.

The acquisition will more than double the IGT PlayDigital content library to approximately 225 proprietary games, in addition to providing a world-class, proprietary game aggregation platform to distribute third-party games, and leading data-driven promotional and user-engagement tools.

“The acquisition of iSoftBet will provide market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics and strong creative talent to IGT’s PlayDigital operations,” said Vince Sadusky, IGT CEO. “This will enhance PlayDigital’s competitive capabilities with a proven, complementary content portfolio across Europe and North America as we provide best-in-class games and technology to our fast-growing igaming customers.”

The acquisition is expected to be completed during the second quarter of 2022, subject to the satisfaction of customary closing conditions.

Oakvale Capital LLP is acting as lead financial advisor to IGT. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to IGT and KPMG LLP is acting as tax and financial due diligence advisor to IGT.

M. Firon & Co. and Wiggin LLP acting as legal advisor to iSoftBet. BDO Israel is acting as independent registered public accounting and tax firm of iSoftBet.

About iSoftBet

iSoftBet is a leading igaming content provider and third-party game aggregator. For the 2021 fiscal year, iSoftBet generated revenue of approximately €30 million and EBITDA of approximately €8 million. The iSoftBet portfolio contains approximately 125 proprietary games and more than 4,600 third-party games through the iSoftBet proprietary game aggregation platform. With primary office locations in England, Malta, and Romania, and approximately 350 employees and contractors, iSoftBet has approximately 260 igaming operators as customers and its games are certified by 20 European regulators.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) an inability to satisfy the conditions to the completion of the transaction described in this release on the expected timeline, if at all, as well as the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452

Francesco Luti, Italian media inquiries, +39 06 5189 9184

James Hurley, Investor Relations, +1 (401) 392-7190